Public Amend

16002243

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC Mail Processing Section

APR 22 2016

Washington DC 409

SEC FILE NUMBER
8-40465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Downer & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 State Street, Suite 1210
(No. and Street)

Boston, Massachusetts 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven P. Ruse 617-482-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Opperman [SHEDJAMA, INC. dba EDWARD OPPERMAN, CPA]
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street (Address) Lafayette (City) IN (State) 47905 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG AKB

OATH OR AFFIRMATION

I, Steven P. Ruse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Downer & Company, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNETH M. VAN LUVAN
Notary Public, Commonwealth of Massachusetts
My Commission Expires January 20, 2017

Notary Public

Signature

Director of Finance & Administration
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOWNER & COMPANY, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2015

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

DOWNER & COMPANY, LLC

TABLE OF CONTENTS

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Downer & Company, LLC
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Downer & Company, LLC (a Massachusetts corporation), as of December 31, 2015, and the related statements of income and member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Downer & Company, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Downer & Company, LLC as of December 31, 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements – Schedule I has been subjected to audit procedures performed in conjunction with the audit of Downer & Company, LLC's financial statements. The supplemental information is the responsibility of Downer & Company, LLC's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Requirements – Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 26, 2016

DOWNER & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	2,654,756
Accounts receivable		2,118,502
Prepaid expense		61,356
TOTAL CURRENT ASSETS		4,834,614
FIXED ASSETS - at cost, net of accumulated depreciation		275,454
OTHER ASSETS		
Prepaid Taxes		13,601
Deposits		176,794
TOTAL OTHER ASSETS		190,395
TOTAL ASSETS	$	5,300,463

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	114,309
Accrued expenses		96,308
Accrued payroll and vacation obligation		113,697
Accrued taxes		108,228
Accrued profit sharing		364,736
Payroll withholding and taxes		13,010
TOTAL LIABILITIES		810,288
MEMBERS' EQUITY		
Members' equity		4,490,175
TOTAL MEMBERS' EQUITY		4,490,175
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	5,300,463

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Downer & Company, LLC (the "Firm") is a limited broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and is a member of Securities Investor Protector Corporation ("SIPC"). The Firm is headquartered in Boston, but also has offices located in Paris, Frankfurt, Shanghai and Mumbai. The Company provides investment banking services to corporate clients to assist with implementation of corporate development programs of acquisition, merger, divestiture and joint venture.

b. Financial Reporting Framework—The Firm's financial instruments are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

d. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all deposits in demand accounts and all short-term securities purchased with a maturity of three months or less to be cash or cash equivalents.

e. Accounts Receivable—The accounts receivable are stated at the amount management expects to collect from outstanding balances at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

f. Revenue and Cost Recognition—Closing and client advisory fees are recorded as revenue when earned. Costs are expensed in the period incurred.

g. Advertising—The Firm expenses all advertising costs when incurred. There was no advertising expense incurred during the year ended December 31, 2015.

h. Income Taxes—The Firm is treated as a partnership for Federal income tax purposes, and as such, is not generally subject to Federal or state income taxes. Each partner is liable for its share of all Federal and state income taxes, if any imposed on net investment income and realized gains of the Firm.

i. Property and Equipment—Assets with a cost greater than $5,000 are capitalized and recorded at cost. Depreciation is provided over the estimated useful life of the related asset, principally on the straight-line method. Estimated useful lives range from five to seven years. Depreciation expense was $56,887 for 2015.

j. Recently Issued and Adopted Accounting Standards—In February 2013, the FASB issued ASU No. 2013-02 *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU No 2013-02"). ASU No. 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented, or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the mount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. For non-public entities, the amendments are effective prospectively for reporting periods beginning after December 1

5, 2013. Early adoption is permitted. The Company has determined that the adoption of ASU No. 2013-02 did not have a material impact on the financial statements for the period ended December 31, 2015. In February 2013, the FASB issued ASU No. 2013-04 *Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligation is Fixed at the Reporting Date* ("ASU No 2015-04"). ASU No. 2013-04 requires an entity to measure obligation resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the following: the amount the reporting entity agreed to pay on the basis of its arrangement among the co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, an entity is required to disclose the nature and amount of the obligation as well as other information about those obligations. ASU No. 2013-04 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. For non-public entities, the amendments are effectives for fiscal years ending after December 15, 2015, and interim periods and annual periods thereafter. Early adoption is permitted. The amendments in ASU No. 2013-04 should be applied retrospectively to all prior periods presented for those obligations resulting from join and several liability arrangements, within the scope of ASU 2013-04, that exist at the beginning of an entity's fiscal year of adoption. The Company is still evaluating the impact that the adoption of ASU No. 2013-04 will have on the financial statements for the year ending December 31, 2015.

a. Subsequent Events – The Firm has evaluated events and transactions that occurred between January 1, 2016 and February 26, 2016, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. No items were noted for inclusion in the financial statements as a result of these procedures.

b. Nature of Operations and Summary of Significant Accounting Policies – In July 2013, the FASB issued a proposed ASU, *Intangibles – Goodwill and Other (Topic 350): Accounting for Goodwill.* The proposed amendments would allow an entity to amortize goodwill on a straight-line basis over the useful life of the primary asset acquired in a business combination, not to exceed 10 years. Goodwill would be tested for impairment only when a triggering event occurs that would indicate that the fair value of an entity may be below its carrying amount. Moreover, goodwill would be tested for impairment at the entity-wide level rather than at the reporting unit level. The proposed amendments would be applied prospectively for all existing goodwill and for all new goodwill generated in business combinations after the effective date. The Firm is still evaluating the impact that the proposed ASU may have on the financial statements of future financial reporting periods.

c. Currency Translation—The accounting records of the Firm are maintained in U.S. dollars. Investments and other assets and liabilities denominated in foreign currencies are converted into U.S. dollars at the prevailing rates at December 31, 2015. Purchases and sales of securities, income receipts and expenses are translated into U.S. dollars at the prevailing rate at the time of the transactions. The Firm does not separately account for the changes in foreign exchange rates on investments and the fluctuations arising from changes in the market prices of the securities held. Such fluctuations are included in the net realized and unrealized gain or loss from investments and securities sold short.

NOTE 2: NET CAPITAL REQUIRMENTS

The Firm is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000 and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), or $5,000, whichever is greater. As of December 31, 2015, the Company had net capital of $1,845,845.

There were no material differences between net capital as calculated by the Company and the balance as reported in the supplementary information Schedule I Computation of Net Capital Under SEC Rule 15c3-1.

NOTE 3: CONCENTRATION OF RISKS

The Firm maintains its cash balances at various banks and financial services companies. Accounts at banks are insured by the Federal Deposit Insurance Corporation up to $250,000. Accounts at financial services companies are insured the Securities Investor Protection Corporation up to $500,000. At December 31, 2015 $1,620,037 of the Firm's cash balance exceeded these insured limits.

NOTE 4: PROFIT-SHARING PLAN AND DEFERRED COMPENSATION PLANS

The Firm has a profit-sharing plan where contributions are made at the discretion of the Firm. Contributions for 2015 were $364,736. Employees are fully vested after two years of service for the profit–sharing plan and one year for participation in the 401(k) plan.

NOTE 5: OPERATING LEASES

The Firm signed a seven and one half year lease in Boston effective November 1, 2014. The Firm also maintains office leases in Paris, Frankfurt, Shanghai and Mumbai. The minimum annual lease payments for the next five years and beyond are as follows:

2016	$ 413,700
2017	416,457
2018	424,728
2019	424,728
2020	424,728
Thereafter	-
	$ 2,104,341

DOWNER & COMPANY, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015
SCHEDULE I, II, III and IV

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

Total ownership equity from Statement of Financial Condition	$	4,490,175
less nonallowable assets from Statement of financial Condition		(2,644,330)
Prepaid expenses		-
Net capital before haircuts on securities positions		1,845,845
Haircuts on securities		(39,054)
Net capital before haircuts on securities positions		1,806,791

SCHEDULE II: COMPUTATION OF AGGREGATE INDEBTEDNESS AND EXCESS CAPITAL UNDER RULE 15C3-1

Aggregate indebtedness		810,288
Net capital required based on aggregate indebtedness (6-2/3%)		54,022

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required		5,000
Excess Net Capital		1,752,769

COMPUTATION OF AGGREGATE INDEBTEDNESS

(A) - 10% of total aggregate indebteness		81,029
(B) - 120% of minimum net capital requirement		6,000
Net capital less than the greater of (A) or (B)	$	1,725,762
Percentage of Aggregate Indebtedness to Net Capital		44.85%

SCHEDULE III: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER REULE 15C3-3 AND INFORMATION RELATING TO THE POSSESS OR CONTROL REQUIREMENT UNDER RULE 15C3-1

Downer & Company, LLC is exempt from the computation of determination of the reserve requirements under provisions of Rule 15c3-3 sub paragraph (k) (2) (i)

SCHEDULE IV: MATERIAL INADEQUACIES UNDER RULE 17a-5(J)

There were no material inadequacies or corretive actions taken or proposed

FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2015, there were no material differences between audited net capital, above and net capital as reported in the Firm's Part II (unaudited) FOCUS report.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Members of
Downer & Company, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Downer & Company, LLC as of and for the year ended December 31 ,2015, in accordance with auditing standards generally accepted in the United States of America, we considered Downer & Company, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Downer & Company, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Downer & Company, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Downer & Company, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because Downer & Company, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Downer & Company, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Downer & Company, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at FEBRUARY 26, 2016, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 26, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Members of
Downer & Company, LLC
Boston, Massachusetts

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2015 Part II A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 26, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members of
Downer & Company, LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2015 to December 31, 2015, which were agreed to by Downer & Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Downer & Company, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Downer & Company, LLC's management is responsible for Downer & Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015 less revenues reported on the FOCUS reports for the period from January 1, 2015 to March 31, 2015, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2015 to December 31, 2015 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 26, 2016

February 16, 2016

Mr. George E. Malley
Principal Regulatory Coordinator
FINRA
Boston District Office
99 High Street, Suite 900
Boston, MA 02110

Dear Mr. Malley,

This document constitutes the Exemption Report for Downer & Company (CRD#22095, SEC#8-40465) from Rule 15c3-3. A copy of this document will be submitted to the SEC.

SEA Rule 15c3-3(k)(2), EXEMPTIONS, reads as follows:

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"; or

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

For the fiscal years ending December 31, 2014 and December 31, 2015, Downer & Company met all the conditions of both (i) and (ii). Specifically:

- Downer & Company did not carry any margin accounts.
- Downer & Company did not receive any customer funds or deliver any securities to customers.
- Downer & Company did not hold any funds or securities for customers.
- Downer & Company did not owe any money or securities to customers.
- Downer & Company did not effectuate any financial transactions for customers.
- Downer & Company was not an introducing broker or dealer for any customers.

For completeness, Downer & Company has never had any customer accounts as defined by FINRA.

C.W.Downer&Co.

Madrid Mumbai Oslo Paris Shanghai Sydney

Sincerely,

Steven P. Ruse
Director

Boston

75 State Street, Suite 1210
Boston, MA 02109
USA

T +1 617 482 6200
F +1 617 482 6201
www.cwdowner.com

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
DOWNER & COMPANY, LLC
BOSTON, MASSACHUSETTS

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers , in which Downer & Company, LLC (the Firm) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. § 2 4 0. 15c3-3: ***(2) The Firm did not carry margin accounts; The Firm did not receive customer funds or deliver securities to customers; The Firm did not hold funds or securities for customers; The Firm did not owe any money or securities to customers; The Firm did not effectuate any financial transactions for customers; The Firm was not an introducing broker or dealer for any customers,*** and the Firm stated that the Firm met the identified exemption provisions throughout the most recent fiscal year without exception. The Firm's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ***(k) 2*** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 26, 2016